Exhibit 99.3

GAZIT-GLOBE LTD.

Registration Number: 520033234

Securities of a Registered Corporation trading on the Tel Aviv Stock Exchange

Shortened Name: Gazit-Globe

1 Hashalom Road, Tel-Aviv 67892

Telephone: 03-6948000, Fax: 03-6961910

Electronic Mail: IR@gazitgroup.com Date of transmission: March 26, 2014

Company Website: www.gazit-globe.com

To:	To:
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report on the Distribution of Dividend

Regulation 37(a) of the Securities Regulations (Immediate and Periodic reports), 1970

1.	The Company’s Board of Directors approved a dividend distribution, in its March 25, 2014 meeting.

2.	The total amount of dividend to be paid is NIS 79,122,515.40.

3.	The Company profits eligible for distribution, amount to approximately NIS 5,378 million (and after the dividend distribution, to approximately NIS 5,299 million).

4.	Record Date: April 07, 2014.

Payment Date: April 23, 2014

5.	Dividend per share: NIS 0.45 (Please note that the conversion of all NIS amounts into US Dollars for U.S. shareholders will be calculated according to the official, representative exchange rate published by the Bank of Israel on the Record Date.)

6.	Number of treasury shares that are not entitled to dividend: 1,046,993

7.	The taxation on the dividend payment would be as follows: 25% for individual holders (both Israeli and foreign residents); 0% for Corporations.

8.	Is the amount of dividend per one share final? Yes

9.	Affect on unregistered options:

A.	for non-tradable options of series 1260504, 1260520, and 1260538—the current exercise price will be multiplied by the ex-dividend share price which will be divided by the share price at the end of the business day prior to the ex-dividend date.

B.	for non-tradable options of series 1260579—from the current exercise price (which is the original exercise price adjusted for dividend payments), the gross dividend per share will be multiplied by the base index rate divided by current index rate will be subtracted.

8.	Other details in relation to the dividend distribution, according to the Israeli Security Authority instructions (Section 36A—disclosure on dividend payment):

A.	As noted above, the Board of Directors approved a dividend distribution in its March 25, 2014 meeting. During the meeting, the Board of Directors held a discussion based on the Company’s financial statements as of December 31, 2013 and other information presented to it (as detailed below), as well as the management’s review, and reviewed, upon information given by the management, the Company’s ability to meet the dividend distribution criteria as defined in Section 302 of the Companies Law, 1999 (hereinafter “the Law”).

B.	The Board of Directors also reviewed the Company profits eligible for distribution, which amount to approximately NIS 5,378 million (and after the dividend distribution, to approximately NIS 5,299 million), as well as the Company’s short and long term liabilities and available financing sources, including cash balances and approved credit resources, as described in the Company’s statements. The Board of Directors was also presented with data regarding the projected cash flow of the Company and its wholly-owned subsidiaries (“Expanded Solo”) until the end of 2016.

C.	Based on the information presented to it, concluded that the Company meets the legal conditions for a dividend distribution.

The Company’s Board of Directors is of the opinion that the dividend distribution is not likely to prevent the Company from meeting its existing and projected obligations, as they mature, nor have a material impact on its financial situation, nor impair its ability to meet its existing financial standards and requirements.

D.	This dividend distribution is consistent with the Company’s long-term policy, adopted by the Board of Directors in 1998, according to which the Company would distribute dividends to its shareholders on an ongoing basis every quarter, so as to share the Company’s profits with its shareholders and generate an income for those investing in the Company. In November 2013, the Company decided to update the amount of the dividend to be distributed to shareholders so that as of the first quarter of 2014, the dividend would not be less than NIS 0.45 per share per quarter (a yearly yield of NIS 1.80, compared with NIS 1.72 per share during 2013). The above is subject to the availability of sufficient profits eligible for distribution on the relevant dates and to the provisions of any law relevant to dividend distribution and to decisions that the Company is entitled to make, including the potential choice of other uses for its profits and the amendment of this policy. The decision in this report constitutes the implementation of this multi-year policy.

E.	The Company’s assessments above, especially with respect to the Company’s forecasted cash flow and expected liabilities, are based on facts and data known to the Company as of the date of approval of the dividend distribution. Those assessments are based on the Company’s current expectations and estimates regarding future developments in each of the aforementioned parameters. The realization of the Company’s estimates is not guaranteed, as they may be affected by unpredictable and uncontrollable external factors, including a resurgence of the financial crisis, worsening of commercial and business conditions, etc.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.